

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 17, 2022

David M. Epstein, Ph.D.
Chief Executive Officer
Black Diamond Therapeutics, Inc.
One Main Street, 14th Floor
Cambridge, MA 02142

> **Re: Black Diamond Therapeutics, Inc.**
> **Registration Statement on Form S-3**
> **Filed November 14, 2022**
> **File No. 333-268341**

Dear David M. Epstein:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Tim Buchmiller at (202) 551-3635 with any questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Robert E. Puopolo, Esq.